Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016, 2015 and 2014
(Expressed in United States dollars)

Norsat International Inc.
Table of Contents

Reports of independent auditors		3
Consolidated statements of financial position		6
Consolidated statements of earnings and comprehensive income		7
Consolidated statements of changes in shareholders’ equity		8
Consolidated statements of cash flows		9
Notes to the consolidated financial statements
1.	Nature of business	10
2.	Basis of preparation	10
3.	Significant accounting policies	10
4.	Cost of sales and expenses	27
5.	Capital disclosures	27
6.	Financial instruments risk	29
7.	Government contributions and repayment obligation	31
8.	Trade and other receivables	33
9.	Inventories	33
10.	Property and equipment, net	34
11.	Intangible asset, net	35
12.	Goodwill	35
13.	Credit facilities	36
14.	Acquisition loan	37
15.	Trade and other payables	37
16.	Warranty provision	37
17.	Issued capital	38
18.	Treasury shares	41
19.	Earnings per share	41
20.	Income taxes	42
21.	Segmented information	44
22.	Supplemental cash flow and other disclosures	46
23.	Related party transactions	46
24.	Commitments and contingencies	46

Independent Auditor’s Report

To the Shareholders of Norsat International Inc.

We have audited the accompanying consolidated financial statements of Norsat International Inc. and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2016 and December 31, 2015 and the consolidated statements of earnings and comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. We were not engaged to perform an audit of the company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Norsat International Inc. and its subsidiaries as at December 31, 2016 and December 31, 2015 and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(signed) PricewaterhouseCoopers LLP

Chartered Professional Accountants
Vancouver, BC
March 7, 2017

Report of Independent Registered Public Accounting Firm	Grant Thornton LLP

Suite 1600, Grant Thornton Place
333 Seymour Street
Vancouver, BC
V6B 0A4
T +1 604 687 2711
F +1 604 685 6569
www.GrantThornton.ca

To the Shareholders of
Norsat International Inc.

We have audited the accompanying consolidated financial statements of Norsat International Inc., which comprise the consolidated statements of financial position as at December 31, 2014 and December 31, 2013, and the consolidated statements of earnings and comprehensive income, consolidated statements of changes in shareholders’ equity, and consolidated statements of cash flows for the years ended December 31, 2014, December 31, 2013 and December 31, 2012, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Audit • Tax • Advisory
Grant Thornton LLP. A Canadian Member of Grant Thornton International Ltd

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Norsat International Inc. as at December 31, 2014 and December 31, 2013, and its financial performance and its cash flows for the years ended December 31, 2014, December 31, 2013 and December 31, 2012, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Vancouver, Canada
March 3, 2015	Chartered Accountants

Audit • Tax • Advisory
Grant Thornton LLP. A Canadian Member of Grant Thornton International Ltd

Norsat International Inc.
Consolidated Statements of Financial Position
(Expressed in United States dollars)

	Notes	December 31, 2016	December 31, 2015
ASSETS
Current assets
Cash and cash equivalents	6	$15,044,742	$4,585,754
Trade and other receivables	6&8	8,263,447	8,987,392
Inventories	9	10,462,354	10,956,524
Prepaid expenses and other		332,676	394,617
		34,103,219	24,924,287
Non-current assets
Property and equipment, net	10	616,495	558,609
Intangible assets, net	11	4,176,244	4,724,490
Goodwill	12	4,097,751	4,097,751
Investment taxcredits recoverable	20	4,820,185	4,985,139
Deferred income taxassets	20	1,185,907	2,218,848
		14,896,582	16,584,837
Total assets		$48,999,801	$41,509,124
LIABILITIES
Current liabilities
Trade and other payables	6&15	$2,774,889	$1,906,703
Accrued liabilities	6	2,685,970	2,375,107
Warranty provision	16	869,259	947,682
Deferred revenue		1,217,083	286,432
		7,547,201	5,515,924
Non-current liabilities
Long-term provisions	7a&b	1,863,542	-
Long-term deferred revenue		70,014	45,889
Total liabilities		9,480,757	5,561,813
SHAREHOLDERS' EQUITY
Issued capital	17	40,016,360	39,850,648
Treasury shares	18	(431,208)	(320,750)
Contributed surplus		4,276,584	4,318,487
Accumulated other comprehensive loss		(4,395,651)	(4,673,811)
Retained earnings/(deficit)		52,959	(3,227,263)
Total shareholders' equity		39,519,044	35,947,311
Total liabilities and shareholders' equity		$48,999,801	$41,509,124

Commitments and Contingencies (Note 24)
See accompanying notes to the consolidated financial statements.

Approved by the Board and authorized for issue on March 7, 2017

“ Fabio Doninelli”	“ James Topham”
Board of Directors	Board of Directors

Norsat International Inc.
Consolidated Statements of Earnings and Comprehensive Income
(Expressed in United States dollars)

		Year Ended December 31
	Notes	2016	2015	2014

Revenue	21	$38,041,159	$36,099,611	$36,179,180
Cost of sales	4	20,897,651	21,453,153	21,800,384
Gross profit	21	17,143,508	14,646,458	14,378,796

Expenses:
Selling and distributing	4	4,702,019	4,876,579	5,413,026
General and administrative	4	3,887,482	4,090,758	4,028,640
Product development	4	3,061,308	2,873,054	2,845,898
Less: Government contributions	4&7	(1,494,466)	(1,309,671)	(1,266,824)
Add: Government repayment obligation	4,7a&7b	2,128,333	-	-
Loss/(gain) on foreign exchange		262,987	(793,154)	(586,020)
Interest and bank charges		105,057	140,215	242,844
Total expenses		12,652,720	9,877,781	10,677,564

Earnings before income taxes		4,490,788	4,768,677	3,701,232

Current income tax expense/(recovery)	20	12,671	(66,068)	(214,355)
Deferred income tax expense/(recovery)	20	1,197,895	(3,815,486)	(279,168)
		1,210,566	(3,881,554)	(493,523)

Net earnings		$3,280,222	$8,650,231	$4,194,755

Other comprehensive income/(loss)
Items that may subsequently be reclassified to income:
Gain/(loss) on translation of foreign subsidiaries		278,160	(1,639,848)	(1,718,485)
Total comprehensive income		$3,558,382	$7,010,383	$2,476,270

Net earnings per share
Basic earnings per share	19	$0.57	$1.50	$0.73
Diluted earnings per share	19	$0.56	$1.50	$0.73

Weighted average number of shares outstanding
Basic	17&19	5,767,971	5,758,179	5,757,518
Diluted	17&19	5,897,354	5,777,619	5,761,472

See accompanying notes to the consolidated financial statements.

Norsat International Inc.
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in United States dollars)

							Total
			Treasury	Contributed	Accumulated other	Retained	shareholders'
	Notes	Issued capital	shares	surplus	comprehensive loss	earnings/(deficit)	equity
As at January 1, 2016		$39,850,648	$(320,750)	$4,318,487	$(4,673,811)	$(3,227,263)	$35,947,311
Net earnings for the year		-	-	-	-	3,280,222	3,280,222
Other comprehensive income		-	-	-	278,160	-	278,160
		39,850,648	(320,750)	4,318,487	(4,395,651)	52,959	39,505,693

Vesting of RSUs	17d&18	-	159,557	(159,557)	-	-	-
Purchase of shares for RSUs	18	-	(268,967)	-	-	-	(268,967)
Exercise of share purchase options	17b	165,712	-	(152,989)	-	-	12,723
Share purchase cost	18	-	(1,048)	-	-	-	(1,048)
Share-based payments	17c&17d	-	-	270,643	-	-	270,643
As at December 31, 2016		$40,016,360	$(431,208)	$4,276,584	$(4,395,651)	$52,959	$39,519,044

							Total
			Treasury	Contributed	Accumulated other		shareholders'
	Notes	Issued capital	shares	surplus	comprehensive loss	Deficit	equity
As at January 1, 2015		$39,850,648	$(326,527)	$4,371,778	$(3,033,963)	$(11,877,494)	$28,984,442
Net earnings for the year		-	-	-	-	8,650,231	8,650,231
Other comprehensive loss		-	-	-	(1,639,848)	-	(1,639,848)
		39,850,648	(326,527)	4,371,778	(4,673,811)	(3,227,263)	35,994,825

Vesting of RSUs	17d&18	-	301,167	(301,167)	-	-	-
Purchase of shares for RSUs	18	-	(294,283)	-	-	-	(294,283)
Share purchase cost	18	-	(1,107)	-	-	-	(1,107)
Share-based payments	17c&17d	-	-	247,876	-	-	247,876
As at December 31, 2015		$39,850,648	$(320,750)	$4,318,487	$(4,673,811)	$(3,227,263)	$35,947,311

							Total
			Treasury	Contributed	Accumulated other		shareholders'
	Notes	Issued capital	shares	surplus	comprehensive loss	Deficit	equity
As at January 1, 2014		$39,850,648	$(318,255)	$4,278,843	$(1,315,478)	$(16,072,249)	$26,423,509
Net earnings for the year		-	-	-	-	4,194,755	4,194,755
Other comprehensive loss		-	-	-	(1,718,485)	-	(1,718,485)
		39,850,648	(318,255)	4,278,843	(3,033,963)	(11,877,494)	28,899,779

Vesting of RSUs	17d&18	-	109,634	(179,129)	-	-	(69,495)
Purchase of shares for RSUs	18	-	(113,405)	-	-	-	(113,405)
Share purchase cost	18	-	(4,501)	-	-	-	(4,501)
Share-based payments	17c&17d	-	-	272,064	-	-	272,064
As at December 31, 2014		$39,850,648	$(326,527)	$4,371,778	$(3,033,963)	$(11,877,494)	$28,984,442

See accompanying notes to the consolidated financial statements.

Norsat International Inc.
Consolidated Statements of Cash Flows
(Expressed in United States dollars)

		Year ended December 31
	Notes	2016	2015	2014

Cash and cash equivalents provided by/(used in)
Operating activities:
Net earnings for the year		$3,280,222	$8,650,231	$4,194,755
Income taxes (paid)/recovered		(11,110)	(43,270)	57,549
Adjustments for items not affecting cash:
Depreciation and amortization	10&11	840,002	1,295,634	1,274,536
Write-off of intangible assets and property and equipment	10&11	18,809	31,139	46,708
Unrealized foreign exchange loss/(gain)		281,316	(562,331)	(586,020)
Acquisition loan cost amortization	14	-	2,262	27,146
Other income		-	(37,705)	-
Current income tax expense/(recovery)	20	12,671	(66,068)	(214,356)
Deferred income tax expense/(recovery)	20	1,197,895	(3,815,486)	(279,168)
Share-based payments	17c&17d	270,643	247,876	272,064
Vesting of RSUs	17d&18	-	-	(69,495)
Government contributions	7	(1,494,466)	(1,309,671)	(1,266,824)
Government repayment obligation	7a&b	2,128,333	-	-
Changes in non-cash working capital	22	2,706,023	(3,704,611)	463,711
Net cash flows provided by operating activities		9,230,338	688,000	3,920,606

Investing activities:
Purchase of intangible assets, property and equipment, net of SADI	7, 10&11	(362,987)	(193,286)	(574,243)
Net cash flows used in investing activities		(362,987)	(193,286)	(574,243)

Financing activities:
Repayment of acquisition loan	14	-	(2,286,762)	(1,920,000)
Proceeds from exercise of share purchase options	17b	12,723	-	-
Purchase of treasury shares, including purchase costs	18	(270,015)	(295,390)	(117,906)
Government contributions	7	1,866,722	1,271,648	997,783
Net cash flows provided by/(used in) financing activities		1,609,430	(1,310,504)	(1,040,123)

Effect of foreign currency translation on cash and cash equivalents		(17,793)	(112,189)	(65,102)

Increase/(decrease) in cash and cash equivalents		10,458,988	(927,979)	2,241,138
Cash and cash equivalents, beginning of year		4,585,754	5,513,733	3,272,595
Cash and cash equivalents, end of year		$15,044,742	$4,585,754	$5,513,733

Supplemental cash flow and other disclosures (Note 22 )
See accompanying notes to the consolidated financial statements.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2016, 2015 and 2014
(Expressed in United States dollars, except when otherwise indicated)

1.	Nature of Business

Norsat International Inc. (“the Company”) is incorporated under the laws of British Columbia, Canada and its registered office is Suite 110 – 4020 Viking Way, Richmond, British Columbia, Canada. The Company is a publicly listed company on the Toronto Stock Exchange (“TSX”) under the ticker symbol ‘NII’. On February 10, 2015, the Company’s shares of common stock commenced trading on NYSE MKT under the ticker symbol ‘NSAT’. The Company’s shares ceased trading on the OTC Bulletin Board (“OTCBB”) under the ticker symbol ‘NSATF’ concurrent with the listing of its shares on the NYSE MKT.

The Company is a provider of unique and customized communication solutions for remote and challenging applications. The communication solutions enable the transmission of data, audio and video and are used by government organizations, militaries, transportation, resource and marine industry companies, news organizations, public safety search, rescue operators and others. The Company’s products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, radio frequency (“RF”) conditioning products, maritime based satellite terminals and remote networks connectivity solutions.

The Company’s business operates primarily through two operating segments – Land Mobile Radio (“Sinclair Technologies”) and Satellite Communications.

2.	Basis of Preparation

Statement of Compliance

The consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements for the year ended December 31, 2016 have been approved and authorized for issue by the Board of Directors on March 7, 2017.

3.	Significant Accounting Policies

The consolidated financial statements have been prepared under the historical cost convention. The Company’s principal accounting policies are outlined below:

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2016, 2015 and 2014
(Expressed in United States dollars, except when otherwise indicated)

3.1	Basis of Consolidation

The consolidated financial statements comprise the financial statements of the Company and its wholly owned subsidiaries. The Company’s significant subsidiaries are as follows:

				Ownership interest held
				by the Company
				December 31,
		Principal
Nature of the	Country of	place of
subsidiary	incorporation	business	Principal activities	2016	2015
Norsat International (America), Inc.	USA	USA	Distributor of satellite systems and provider of sales and marketing services	100%	100%
Norsat International (UK) Ltd.	UK	UK	Former distributor of microwave components used as part of satellite systems	100%	100%
Norsat S.A.	Switzerland	Switzerland	Former distributor of satellite systems	100%	100%
Sinclair Technologies Ltd.	UK	UK	Distributor of radio frequency conditioning products and provider of sales and marketing services	100%	100%

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. The parent company controls a subsidiary if it is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Intercompany transactions and balances are eliminated upon consolidation.

3.2	Business Combinations

Business combinations are accounted for using the acquisition method. The cost of the business combination is measured as the aggregate of the consideration transferred, measured on the acquisition date at fair value, and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the appropriate share of the acquiree’s identifiable net assets. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 Business Combinations are recognized at their fair values on the acquisition date. Acquisition costs are expensed in the period when they are incurred.

Goodwill is initially measured at the excess of the consideration transferred over the fair value of the net identifiable assets acquired and liabilities assumed. If the consideration transferred is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized immediately in the Consolidated Statements of Earnings and Comprehensive Income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

The Company uses judgment to determine the fair value of certain identifiable assets and liabilities acquired in a business combination, including the fair value of contingent consideration, if applicable,

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2016, 2015 and 2014
(Expressed in United States dollars, except when otherwise indicated)

on the acquisition date. The Company may engage independent third parties to assist management with the determination of the fair value of property and equipment and intangible assets. The Company uses estimates to determine cash flow projections, including future growth and discount rates, among other factors.

3.3	Significant Management Judgment and Estimation Uncertainty

The preparation of consolidated financial statements in conformity with IFRS requires the Company’s management to undertake a number of judgments, estimates and assumptions that affect amounts reported in the consolidated financial statements and notes thereto. Actual amounts may ultimately differ from these estimates and assumptions. The Company reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods as well.

Significant Management Judgment

The following are significant management judgments in applying the accounting policies of the Company that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses:

Recognition of deferred tax assets and investment tax credits recoverable
The extent to which deferred tax assets and investment tax credits recoverable can be recognized is based on an assessment of the probability of the Company’s future taxable income against which the deferred tax assets can be utilized and application of income tax legislation when operating in multiple tax jurisdictions. The Company’s assessment of future taxable income is a significant estimate. In addition, significant judgment is required in assessing the impact of any legal or economic limits or uncertainties in foreign tax jurisdictions.

Recognition of service and contract revenues
Determining when to recognize revenues from after-sales services requires an understanding of the customer’s use of the related products, historical experience and knowledge of the market. Recognizing contract revenue also requires significant judgment in determining milestones, actual work performed and the estimated costs to complete the work.

Recognition of government contributions
The Company recognizes government contributions of eligible expenditures when there is reasonable assurance that the Company will comply with the conditions attached to the grant and the grant will be received. The Company estimates government contributions based on labour costs and expenses incurred and its assessment of what will ultimately be approved for payment by government agencies. Uncertainty relates to the acceptability of the contribution amounts claimed, actual timing and ultimate collectability that can vary from the Company’s estimation.

Determination of functional currency
Determining the appropriate functional currency requires management judgment and consideration of the economic factors in which the entity operates, such as the currency that mainly influences sales prices, labour, material and other costs.

Estimation Uncertainty

In addition to the estimates previously identified, information about the estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses is provided below. Actual results may be substantially different.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2016, 2015 and 2014
(Expressed in United States dollars, except when otherwise indicated)

Selling prices of multi-element sales arrangements
Determining selling prices for multi-element arrangements follows a hierarchy of selling prices. If vendor specific objective evidence and third party evidence of selling price do not exist, management’s best estimate of selling price for the deliverable is used. This requires significant judgment in determining the selling price based on an understanding of the customer’s use of the related product or service, historical experience and knowledge of the market.

Impairment of long-lived assets
In assessing impairment, management estimates the recoverable amount of each asset or cash-generating unit based on expected future cash flows and uses an interest rate to discount them. Estimation uncertainty relates to assumptions about future operating results and the determination of a suitable discount rate.

Useful lives of depreciable assets
The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain software and equipment.

Inventories
The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices. A change to these assumptions may impact the Company’s inventory valuation and gross margins.

Business combinations and goodwill
The Company uses valuation techniques such as discounted cash flows to determine the fair values of certain assets and liabilities in a business combination. A key input for the various valuation techniques requires using an appropriate discount rate or weighted average cost of capital which is subject to judgment and estimates. The discount rate used can have a significant impact on the fair values of assets acquired and liabilities assumed which will also affect the amount of the resulting goodwill.

Determination of government repayment obligation
In determining the amount of government repayment obligation, assumptions and estimates are made in relation to discount rates, expected revenues and the expected timing of revenues. Revenue projections take into account past experience and represent management’s best estimate about the future. The estimated repayment obligation is discounted using average rates ranging from 11.5% to 12.9% based on terms of similar financial instruments on the date the government contracts were entered into.

Share-based payment – share purchase options
The Company measures the cost of equity-settled share-based transactions by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the price of the Company’s common shares on the grant date, exercise price of the option, expected volatility of the Company’s common shares, weighted average expected life of the option, risk-free interest rate, dividend yield and forfeiture rate.

Share-based payment - restricted share units
The Company measures the cost of equity-settled share-based transactions by reference to the fair value of the equity instruments at the date at which they are granted. For restricted share units (“RSUs”), the Company uses the TSX share price at grant date as fair value of the RSUs. The resulting

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2016, 2015 and 2014
(Expressed in United States dollars, except when otherwise indicated)

fair value of the RSUs is then adjusted for an estimated forfeiture rate which is determined based on historical data. Actual number of RSUs that will eventually vest is likely to be different from estimation.

Provision for warranties
The Company provides for warranty expenses by analyzing historical failure rates, warranty claims, current sales levels and current information available about returns based on warranty periods. Uncertainty relates to the timing and amount of actual warranty claims which can vary from the Company’s estimation.

Allowance account for credit losses
The Company provides for bad debts by analyzing historical default rates and current information available about customer’s creditworthiness on an account by account basis. Uncertainty relates to the actual collectability of customer balances which can vary from the Company’s estimation.

3.4	Foreign Currency Translation

Functional and presentation currency
The Company’s consolidated financial statements are presented in United States dollars (“U.S. dollars” or “USD”). The functional currency of the parent company is U.S. dollars.

Change in Functional Currency

Effective January 1, 2016, the Company’s Canadian division of Sinclair Technologies changed its functional currency from Canadian dollars to U.S. dollars. The Company performed an analysis of the primary and secondary indicators in International Accounting Standard (“IAS”) 21 The Effect of Changes in Foreign Exchange Rates, and determined that there has been an increased economic exposure to the U.S. dollar due to increased levels of U.S. dollar expenditures, as well as significant Canadian dollar pricing changes to raw materials that are being influenced by the U.S. dollar. As a result of this increased exposure, management determined that the functional currency of the Canadian division of Sinclair Technologies is U.S. dollars.

The Company has accounted for this change prospectively, as provided for under IAS 21, and any amounts that were previously recorded in accumulated other comprehensive income (“AOCI”) prior to the change will continue to be included in AOCI until the disposal of the operation.

The functional currency of Sinclair Technologies Ltd., the remaining foreign operation of the Company, remained unchanged as Great British Pound (“GBP”) during the reporting period.

Foreign currency transactions and balances
Foreign currency transactions are translated into the functional currency of the respective entity or division, using the exchange rates prevailing on the dates of the transactions (spot exchange rate). Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement of monetary items denominated in foreign currency at period-end exchange rates are recognized in the Consolidated Statements of Earnings and Comprehensive Income.

Non-monetary items are not re-translated at period-end and are measured at historical cost (translated using the exchange rates on the transaction date), except for non-monetary items measured at fair value which are translated using the exchange rates as at the date when fair value is determined.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2016, 2015 and 2014
(Expressed in United States dollars, except when otherwise indicated)

Foreign operations
In the Company’s financial statements, all assets, liabilities and transactions of the Company’s foreign operations with a functional currency other than U.S. dollars are translated into U.S. dollars upon consolidation.

The Company’s foreign operations determine their functional currency based on the primary economic environment in which the entity operates. For foreign operations with a non-U.S. dollar functional currency, the Company translates assets and liabilities into U.S. dollars using the period-end exchange rates. Goodwill, intangible assets and their fair value adjustments arising from acquisition of a foreign operation have been treated as assets and liabilities of the foreign operation and translated into U.S. dollars at the period-end exchange rate. Income and expenses have been translated into U.S. dollars at the average rate over the reporting period. Exchange differences are charged/credited to other comprehensive income and recognized in the AOCI. On disposal of a foreign operation, the related cumulative translation differences recognized in equity are reclassified to profit or loss and are recognized as part of the gain or loss on disposal.

3.5	Share-Based Payments

Share purchase options
The Company grants share purchase options to purchase common shares of the Company to Directors, senior officers, employees and service providers pursuant to an incentive share option plan described in Note 17c. The Board of Directors grants such options for periods of up to 5 years, with vesting periods determined at its sole discretion and at prices equal to the closing market price on the day the options are granted.

Under this method, the Company recognizes compensation expense for share purchase options awarded based on the fair value of the options at the grant date using the Black-Scholes option pricing model. Measurement inputs include the price of the common shares on the grant date, exercise price of the option, expected volatility of the Company’s common shares (based on weighted average historical volatility), weighted average expected life of the option (based on historical data), risk-free interest rate, dividend yield and forfeiture rate. The fair value of the options is amortized over the vesting period and is included in operating expenses with a corresponding increase in contributed surplus. The amount recognized as an expense is adjusted to reflect the number of share options expected to eventually vest. When options are exercised, the proceeds are credited to issued capital.

Restricted share units
The Company grants RSUs to Directors, senior officers and employees pursuant to an incentive restricted share unit plan described in Note 17d. The RSU plan provides the eligible persons the right to receive, at the discretion of the Board, common shares, which are not to be issued from treasury, without any monetary consideration payable to the Company. The vesting of the RSUs is subject to time-based vesting terms, conditions and restrictions as determined by the Board in its sole discretion. Each RSU is convertible into one common share.

The Company recognizes compensation expenses for RSUs awarded based on the fair value of the common shares at the grant date. The fair value, which is determined by multiplying the Company’s share price by the number of RSUs granted, is amortized over the vesting period and is included in operating expenses with a corresponding increase in contributed surplus. The amount recognized as an expense is adjusted to reflect the number of RSUs expected to eventually vest.

3.6	Treasury Shares

When the Company purchases its own shares, the amount of the consideration paid is recognized as a deduction from shareholders’ equity. No gains or losses are recognized in the Consolidated Statements

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2016, 2015 and 2014
(Expressed in United States dollars, except when otherwise indicated)

of Earnings and Comprehensive Income on the purchase, sale, issue or cancellation of the Company’s own shares. Repurchased shares are classified as treasury shares and are presented as a deduction from total shareholders’ equity. The Company grants RSUs as part of its long-term incentive plan. The Company shall purchase common shares in the open market to satisfy the delivery of these share units. Treasury shares are recorded at the cost of the shares acquired in the open market. When the treasury shares are released to settle RSUs, a decrease in treasury shares and contributed surplus is recognized at the average cost of the treasury shares. If treasury shares are sold subsequently, the amount received is recognized as a decrease in treasury shares, and the resulting surplus or deficit on the transaction is transferred to/from contributed surplus.

3.7	Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid interest bearing term deposits that are readily convertible to known amounts of cash with original terms to maturity of up to three months. The cash and cash equivalents act as the Company’s primary source of cash and fluctuate directly as a result of its cash flows from operating, investing and financing activities.

3.8	Allowance Account for Credit Losses

The Company maintains an allowance account for estimated credit losses that may arise if any of its customers is unable to make required payments. On each reporting date, management specifically analyzes aging of outstanding customer balances, historical default rates, customer creditworthiness and changes in customer payment terms to evaluate collectability of the Company’s trade and other receivables balance. The allowance is then adjusted to align with the specific analysis performed.

3.9	Inventories

Inventories consist of parts and supplies, work in process and finished goods. Inventories are measured at the lower of cost and net realizable value. The cost of inventories is determined on a first in, first out basis. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and selling expense. Inventories are recorded net of any obsolescence provisions. When there is a significant change in economic circumstances, inventories that had been previously written down below cost may be reversed up to the original carrying amount.

3.10	Prepaid Expenses and Other

Included in short-term prepaid expenses and other are prepayments related to materials, insurance premiums and other deposits required in the normal course of business which are for less than one year.

3.11	Property and Equipment

Property and equipment are stated at cost less applicable tax credits, government contributions, and net of accumulated depreciation and accumulated impairment losses. Depreciation of property and equipment is recorded on a straight-line basis at the following annual rates, which approximate the useful lives of the assets:

Assets	Period
Equipment	3 to 5 years
Furniture and fixtures	5 to 10 years
Leasehold improvements	Shorter of lease term or useful life

When significant parts of property and equipment are required to be replaced in intervals, the

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2016, 2015 and 2014
(Expressed in United States dollars, except when otherwise indicated)

Company recognizes such parts as individual assets with specific useful lives and depreciation, respectively. When a major inspection is performed, its cost is recognized in the carrying amount of the property and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized as expenses.

The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year-end.

3.12	Intangible Assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is valued at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the Consolidated Statements of Earnings and Comprehensive Income.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Gains or losses arising from disposal of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the Consolidated Statements of Earnings and Comprehensive Income when the asset is derecognized.

The Company records amortization of intangible assets on a straight-line basis at the following annual rates, which approximate the useful lives of the assets:

Assets	Period
Software	1 to 3 years
Customer relationships	5 to 12 years
Product designs	20 years
Brand	Indefinite
Other	1.5 to 15 years

Brand is developed through years of advertising, promotional campaign and customer satisfaction. It contains beneficial elements to the Company that have been created over time and continue to create value for the Company. Hence, brand which reflects consumer awareness and recognition is considered indefinite in nature.

3.13	Impairment of Long-Lived Assets

The Company assesses, at each reporting date, whether there is an indication that an asset may be

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2016, 2015 and 2014
(Expressed in United States dollars, except when otherwise indicated)

impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount.

The recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Impairment losses are recognized in the Consolidated Statements of Earnings and Comprehensive Income.

An impairment loss is reversed if there is an indication that an impairment loss recognized in prior periods may no longer exist. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized previously. Such reversal is recognized in the Consolidated Statements of Earnings and Comprehensive Income.

The following criteria are also applied in assessing impairment of specific assets:

Goodwill is tested for impairment annually or when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each cash-generating unit to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than its carrying amount, an impairment loss is recognized to the extent the carrying amount exceeds the recoverable amount. Impairment losses relating to goodwill are not reversed in future periods.

Intangible assets with indefinite lives are tested for impairment annually either individually or at the cash-generating unit level, as appropriate, or when circumstances indicate that the carrying value may be impaired.

3.14	Goodwill

Goodwill represents the future economic benefits arising from a business combination that are not individually identified and separately recognized. Goodwill is carried at cost less accumulated impairment losses. Goodwill is assessed for impairment as described in Note 3.13.

3.15	Deferred Revenue

Included in deferred revenue are typically amounts related to installation, training, extended warranty, airtime and post contract support associated with the sale of the Company’s products.

Payments that have been received from customers but will qualify for revenue recognition within the next year are reflected in current liabilities and the remaining balance is recorded in non-current liabilities.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2016, 2015 and 2014
(Expressed in United States dollars, except when otherwise indicated)

3.16	Comprehensive Income

Comprehensive income comprises net earnings for the period and other comprehensive income. Included in accumulated other comprehensive income are unrealized foreign exchange amounts on the translation of certain subsidiaries’ and divisions’ functional currency to U.S. dollars.

3.17	Financial Instruments

Financial assets

Financial assets are classified into one of four categories:

  financial assets at fair value through profit or loss (“FVTPL”);

  held-to-maturity investments;

  available-for-sale financial assets; and

  loans and receivables.

The Company determines the classification of its financial assets at initial recognition, depending on the nature and purpose of the financial asset. All financial assets, except financial assets at FVTPL, are recognized initially at fair value plus directly attributable transaction costs.

The subsequent measurement of financial assets depends on their classification as follows:

i.	Financial assets at FVTPL

Financial assets are classified as FVTPL when the financial asset is held for trading or is designated upon initial recognition as FVTPL. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term, they are part of an identified portfolio of financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking or they are a derivative that is not designated as an effective hedging instrument.

Financial assets classified as FVTPL are carried in the Consolidated Statements of Financial Position at fair value with changes in fair value recognized in the Consolidated Statements of Earnings and Comprehensive Income.

The Company has not designated any financial assets as FVTPL.

ii.	Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Company has the positive intention and ability to hold them to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the effective interest method. The losses arising from impairment are recognized in the Consolidated Statements of Earnings and Comprehensive Income.

The Company has not designated any financial assets as held-to-maturity investments.

iii.	Available-for-sale financial assets

Non-derivative financial assets are designated as available-for-sale or are prescribed to this classification if not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at FVTPL. After initial measurement, available-for-sale financial assets are subsequently measured at fair value with unrealized gains or losses recognized as other

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2016, 2015 and 2014
(Expressed in United States dollars, except when otherwise indicated)

comprehensive income in the available-for-sale reserve until the investment is derecognized, at which time the cumulative gain or loss is recognized in the Consolidated Statements of Earnings and Income and removed from the available-for-sale reserve.

The Company has not designated any financial assets as available-for-sale.

iv.	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest method. The impairment loss for receivables is based on a review of all outstanding amounts periodically throughout the fiscal year. Bad debts are provided for during the period in which they are identified. The losses arising from impairment are recognized in the Consolidated Statements of Earnings and Comprehensive Income. Interest income is recognized by applying the effective interest rate.

The Company has classified cash and cash equivalents and trade and other receivables as loans and receivables.

Derecognition

A financial asset is derecognized when the rights to receive cash flows from the asset have expired or the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a pass-through arrangement.

Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each reporting date. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Objective evidence of impairment could include the following:

  significant financial difficulty of the issuer or counterparty;

  default or delinquency in interest or principal payments; or

  it has become probable that the borrower will enter bankruptcy or financial reorganization.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of trade receivables is reduced through the use of an allowance account. The Company will set up an allowance for the outstanding balance that is considered uncollectable. Subsequent recoveries of amounts previously provided for are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in the Consolidated Statements of Earnings and Comprehensive Income.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2016, 2015 and 2014
(Expressed in United States dollars, except when otherwise indicated)

Financial liabilities

Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities. The Company determines the classification of its financial liabilities at initial recognition. All financial liabilities are recognized initially at fair value, net of transaction costs, except FVTPL.

Subsequent measurement of financial liabilities depends on their classification as follows:

i.	FVTPL

FVTPL includes financial liabilities held for trading and financial liabilities designated upon initial recognition as at FVTPL.

Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. This category includes derivative instruments that are not designated as hedging instruments in hedge relationships as defined by IAS 39 Financial Instruments: Recognition and Measurement. Gains and losses on financial liabilities held for trading are recognized in the Consolidated Statements of Earnings and Comprehensive Income.

The Company has not designated any financial liabilities upon initial recognition as FVTPL.

ii.	Other financial liabilities

After initial recognition at fair value less transaction costs, other financial liabilities are subsequently measured at amortized cost using the effective interest method.

Gains and losses are recognized in the Consolidated Statements of Earnings and Comprehensive Income.

The Company has classified trade and other payables, accrued liabilities and acquisition loan as other financial liabilities.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled, or expired.

Fair value measurement

The Company’s financial assets include cash and cash equivalents and trade and other receivables. The Company’s financial liabilities include trade and other payables, accrued liabilities and acquisition loan.

The Company has classified its cash and cash equivalents and trade and other receivables as loans and receivables, measured at amortized cost using the effective interest rate method. Trade and other payables, accrued liabilities and acquisition loan are classified as other financial liabilities, measured at amortized cost using the effective interest rate method.

The carrying value of the Company’s financial assets and liabilities is considered to be a reasonable approximation of fair value due to their immediate or short-term maturity, or their ability for liquidation at comparable amounts.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2016, 2015 and 2014
(Expressed in United States dollars, except when otherwise indicated)

3.18	Revenue Recognition

The Company’s revenues consist of sales of hardware, consulting, bandwidth, installation, training, extended warranty and post contract customer support. These services are set forth separately in the contractual arrangements such that the total price of the customer arrangement is expected to vary as a result of the inclusion or exclusion of services.

The Company has single deliverable and multiple deliverable revenue arrangements.
For single deliverable revenue arrangements relating to the sale of hardware, the Company recognizes revenue when delivery has occurred in accordance with all terms and conditions of the customer arrangement, the significant risks and rewards of ownership have been transferred to the customer, the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Company.

For single deliverable revenue arrangements relating to the sale of services, the Company recognizes revenue by reference to the stage of completion based on estimated total costs of the transaction at the end of the reporting period when the outcome of a transaction can be estimated reliably.

Multiple deliverable revenue arrangements are to be divided into more than one unit of accounting and the criteria for revenue recognition are considered separately for each accounting unit if the delivered item has standalone value and the delivery or performance of an undelivered item is probable and substantially in the control of the Company.

For those contracts where the services are not essential to the functionality of any other element of transaction, the Company determines selling price for these services based on a hierarchy of selling prices:

  vendor specific objective evidence (“VSOE”) of selling price;

  if VSOE does not exist then third party evidence of selling price (“TPE”) is used; or

  if neither VSOE nor TPE exists, then management’s best estimate of selling price for the deliverable is used.

Arrangement consideration is allocated to all deliverables based on their relative selling prices. As a result of the hierarchy of selling prices, the Company is required to determine the selling price for each deliverable provided the conditions for separation have been met.

Hardware is considered a separate unit of accounting as it meets the criteria for multiple deliverable revenue arrangements listed above. The Company’s hardware components are customized in nature and specific to a customer’s order requirements. As a result, the Company uses management’s best estimate of selling price for the deliverable.

Hardware under multiple deliverable revenue arrangements is recognized using the same criteria for hardware under single deliverable arrangements.

The Company’s multiple-element sales arrangements include arrangements where hardware with embedded software licenses and the associated post contract customer support (“PCS”) are sold together. The Company uses management’s best estimate to determine selling price of the undelivered PCS elements based on the fair value of labour rates and consistent renewal rates.

PCS revenue associated with hardware is recognized on a pro-rata basis over the term of the PCS period, which typically is one year. PCS revenue includes support levels that provide customers with access to telephone support for trouble-shooting and diagnosis and extends to on-site repair of products. PCS is considered a separate unit of accounting as it meets the criteria for multiple

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2016, 2015 and 2014
(Expressed in United States dollars, except when otherwise indicated)

deliverable revenue arrangements listed above.

Revenue on extended warranties is deferred and recognized in income on a straight-line basis over the contract period. Extended warranty revenue is recognized after the Company’s one year manufacturer’s warranty expires.

Revenue is recognized on installation, training, and consulting services when these services have been performed. The selling price of these services is determined on a stand-alone basis. These services are separate units of accounting because they meet the criteria for multiple deliverable revenue arrangements listed above.

For reseller arrangements, fees are fixed or determinable on delivery to the reseller because the Company’s agreements with customers and resellers do not contain product return rights.

3.19	Research and Development Costs

Research costs are expensed as incurred. Development costs are capitalized if the Company can demonstrate (i) the technical feasibility of completing the product or process, (ii) the intention to complete the project, (iii) the ability to use or sell the product in commercial production, (iv) future economic benefits that the product or process can generate, including the existence of a market for the output of the project, (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the product, and (vi) the ability to measure reliably the expenditure attributable to the project during development. If these criteria are not met, development costs are expensed as incurred. The Company did not capitalize any development costs for the years ended December 31, 2016, 2015 and 2014.

3.20	Government Contributions

Government funding of eligible research and development expenditures is credited when earned against product development expenses or the cost of property and equipment to which the funding relates. The Company amortizes the cost of the related property and equipment over its useful life according to the Company’s accounting policy relating to property and equipment. The Company recognizes government grants only when there is reasonable assurance that the Company will comply with the conditions attached to the grant and the grant will be received. The Company presents the grant as a deduction of the carrying amount of the asset the grant relates to in the Consolidated Statements of Financial Position. The grant is recognized in the Consolidated Statements of Earnings and Comprehensive Income over the life of the depreciable assets as a reduced depreciation expense.

3.21	Government Repayment Obligation

The Company is required to make annual repayment under the government contracts as described in Note 7. The Company calculates an estimated repayment obligation based on actual revenues achieved as well as management’s estimate of forecast revenues for future periods. For longer term government contracts, management determines the present value of the repayment obligation based on an appropriate discount rate on the date the government contracts were entered. Any adjustments to the government repayment obligation as a result of the changes in assumptions will be recorded in the Consolidated Statements of Earnings and Comprehensive Income. Depending on the sales volume achieved during the repayment period, the amount of the repayment can significantly impact the product development expense of the Company. Changes to the government repayment obligation, as a result of the passage of time, are recorded as accretion expense in the period the changes occur.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2016, 2015 and 2014
(Expressed in United States dollars, except when otherwise indicated)

3.22	Income Taxes

Income tax expense consists of current and deferred income tax expense. Income tax expense is recognized in the Consolidated Statements of Earnings and Comprehensive Income.

Current income tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regards to previous years.

Deferred income taxes are recorded using the statement of financial position liability method. Under this method, deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability is settled.

The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in earnings in the period that substantive enactment occurs.

A deferred income tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority, and when the Company intends to settle its current tax assets and liabilities on a net basis.

3.23	Investment Tax Credits (“ITCs”)

The Company is entitled to certain Canadian federal and provincial tax incentives for qualified scientific research and development activities and for increasing research activities. These ITCs are available to the Company to reduce actual income taxes payable. Any credits that are not used in the year in which they are earned are recorded as a deferred asset when it is probable that such credits will be utilized. The utilization is dependent upon the generation of future taxable income. Management assesses the probability of usage of ITCs at the end of each reporting period.

3.24	Net Earnings Per Share

Basic net earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding during the period.

Diluted net earnings per share are computed similarly to basic net earnings per share, except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of share purchase options at the beginning of the reporting period, if dilutive. The number of additional shares is calculated assuming that outstanding share purchase options were exercised and the proceeds from such exercises were used to repurchase common shares at the average market price during the reporting period. Share purchase options are dilutive when the market price of the common shares at the end of the period exceeds the exercise price of the options and when the Company generates net earnings.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2016, 2015 and 2014
(Expressed in United States dollars, except when otherwise indicated)

3.25	Provisions and Contingent Liabilities

Provisions for product warranties, legal claims, onerous contracts or other claims are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Timing or amount of the outflow may still be uncertain. The expense relating to any provision is presented in the Consolidated Statements of Earnings and Comprehensive Income, net of any reimbursement.

Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including risks and uncertainties associated with the present obligation. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. Provisions are discounted to their present values, where the time value of money is material.
In those cases where the possible outflow of economic resources as a result of present obligations is considered improbable or remote, no liability is recognized.

3.26	Segment Reporting

The Company’s business operates primarily through two operating segments – Sinclair Technologies and Satellite Communications. The two reportable segments are strategic business units that offer different products and services. They are managed separately with operating results reviewed by the Company’s chief operating decision makers because each business is in a different stage in its life cycle and they require different marketing strategies. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

3.27	Future Accounting Pronouncements

Amendments to IAS 7 Statement of Cash Flows have been released by the IASB in January 2016 as part of their Disclosure Initiative. The amendments will require entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including non-cash changes and changes arising from cash flows. The amendments are effective for annual periods beginning on or after January 1, 2017 with earlier adoption permitted. Based upon current facts and circumstances, the Company does not expect its financial performance and disclosure to be materially affected by the application of this standard.

Amendments to IAS 12 Income Taxes have been released by the IASB in January 2016 to clarify how to account for deferred tax assets related to debt instruments measured at fair value. The amendments are effective for annual periods beginning on or after January 1, 2017 with earlier adoption permitted. Based upon current facts and circumstances, the Company does not expect its financial performance and disclosure to be materially affected by the application of this standard.

IFRS 9 Financial Instruments will replace IAS 39 Financial Instruments: Recognition and Measurement. It addresses the classification, measurement and derecognition of financial assets and financial liabilities. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. In November 2013, the IASB issued an amendment to IFRS 9 which includes a new hedge model that aligns accounting more closely with risk management as well as enhancements to the disclosures about hedge accounting and risk management. IFRS 9 has also been amended not to require the restatement of comparative period financial statements for the initial application of the classification and measuring requirements of IFRS 9, but instead requires modified disclosures on transition to IFRS 9. The IASB has deferred the effective date to annual periods

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2016, 2015 and 2014
(Expressed in United States dollars, except when otherwise indicated)

beginning on or after January 1, 2018 with early adoption permitted. The Company is currently assessing the impact of adopting this standard on its consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers will replace IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. IFRS 15 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers, improves the comparability of revenue from contracts with customers and reduces the need for the development of case-by-case guidance for emerging revenue recognition issues, and improves disclosures about revenues. In April 2016, the IASB issued Clarifications to IFRS 15, Revenue from Contracts with Customers, clarifying application of some of the more complex aspects of the standard. The IASB has deferred the effective date to annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company is currently assessing the impact of adopting this standard on its consolidated financial statements.

IFRS 16 Leases will replace IAS 17 Leases and related interpretations. IFRS 16 eliminates the distinction between operating and finance leases and requires most leases to be recorded on the statement of financial position for lessees under a single model unless the lease term is twelve months or less or the underlying asset has a low value. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. The IASB has an effective date for annual periods beginning on or after January 1, 2019 with early adoption permitted if IFRS 15 Revenue from Contracts with Customers has also been applied. The Company is currently assessing the impact of adopting this standard on its consolidated financial statements.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2016, 2015 and 2014
(Expressed in United States dollars, except when otherwise indicated)

4.	Cost of Sales and Expenses

	Year ended December
	2016	2015	2014
Cost of sales
Raw materials and overhead costs	$17,057,552	$18,362,211	$19,091,457
Labour costs	3,757,179	2,997,062	2,640,047
Depreciation and amortization	82,920	93,880	68,880
	$20,897,651	$21,453,153	$21,800,384

Selling and distributing expenses
Direct expenses	$1,494,547	$848,767	$753,104
Labour costs	2,899,622	3,383,675	3,899,130
Depreciation and amortization	307,850	644,137	760,792
	$4,702,019	$4,876,579	$5,413,026

General and administrative expenses
Direct expenses	$1,926,373	$2,069,079	$1,637,960
Labour costs	2,163,451	2,315,914	2,686,044
Depreciation and amortization	254,032	354,791	162,176
	4,343,856	4,739,784	4,486,180
Capitalized to inventory/transfer to cost of sales	(456,374)	(649,026)	(457,540)
	$3,887,482	$4,090,758	$4,028,640

Product development expenses
Direct expenses	$1,424,335	$1,080,095	$816,802
Labour costs	1,951,649	1,757,876	1,746,408
Depreciation and amortization	195,200	202,826	282,688
	3,571,184	3,040,797	2,845,898
Capitalized to inventory/transfer to cost of sales	(509,876)	(167,743)	-
	3,061,308	2,873,054	2,845,898
Less: Government contributions (Note 7)	(1,494,466)	(1,309,671)	(1,266,824)
	1,566,842	1,563,383	1,579,074
Government repayment obligation (Note 7a&b)	2,128,333	-	-
	$3,695,175	$1,563,383	$1,579,074

Direct expenses include rent and utilities, advertising and tradeshows, travel and entertainment, materials and small tools, consulting fees, insurance and licenses, staff recruiting and training, investor relations, regulatory expenses, professional fees and office supplies.

Labour costs include wages, salaries, bonuses, sales commissions, share-based payments, social security contributions, extended health premiums, government medical services plan payments, Registered Retirement Savings Plan contributions and vacation accrual.

5.	Capital Disclosures

The Company's objectives and policies for managing capital are to maintain a strong capital base so as to maintain investor, creditor and market confidence, to sustain future development of the business and to safeguard the Company’s ability to support its normal operating requirements on an ongoing basis.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2016, 2015 and 2014
(Expressed in United States dollars, except when otherwise indicated)

The capital of the Company consists of the items included in the Consolidated Statements of Financial Position in the shareholders’ equity section, government contributions and credit facilities, if drawn (Note 13). The Company manages its capital structure and makes changes based on economic conditions and the risk characteristics of its assets. As at December 31, 2016, shareholders’ equity was $39,519,044 (2015 -$35,947,311).

To manage the Company’s capital requirements, the Company has in place a planning and budgeting process which helps determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company plans to continue to fund its short-term cash requirements through operations, and if required, the Company has credit facilities in place that can be drawn upon (Note 13).

In 2008, the Company entered into an agreement with the Canadian Federal Minister of Industry (“the Minister”) through the Strategic Aerospace & Defense Initiative (“SADI”) whereby the Minister will provide funding of 35% of eligible spending related to the research and development of aerospace and defense technology development projects to a maximum funding amount of Cdn$5,975,200 for eligible costs starting from September 21, 2007 up to and including December 31, 2012 (Note 7a).

In 2013, the Company signed a new SADI agreement with the Minister (Note 7b). Funding is conditional on maintaining certain reporting requirements. As at December 31, 2016, the Company is in compliance with these reporting requirements.

For the year ended December 31, 2016, there were no changes in the Company's approach to capital management.

As at December 31, 2016, the Company had the following externally imposed capital requirements under its credit facilities agreements (Note 13):

  Working capital ratio (current assets divided by current liabilities) cannot be less than 1.25:1.00 – calculated quarterly;

  Debt service coverage ratio cannot be less than 1.10: 1.00 – calculated annually. The ratio is based on earnings before interest, tax, depreciation, amortization and share-based payments (“EBITDAS”) plus loss on sale of assets less taxes, dividends, distributions, advances to related parties, gains on sale of assets and unfunded capital expenditures divided by the aggregate overdraft interest, principal payments on long term debt and capital leases plus interest during the relevant fiscal year. This ratio shall be calculated annually and based on the Company’s consolidated financial statements; and

  Funded debt to EBITDAS, less unfunded capital expenditures cannot at any time exceed 2.50:1.00 – calculated quarterly, on a rolling 12 month basis. Funded debt includes the Company’s credit facilities.

Unfunded capital expenditures are defined as capital expenditures which are not financed by external sources, such as being financed by the Company’s own cash and cash equivalents.

As at December 31, 2016 and 2015, the Company was in compliance with its externally imposed covenants.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2016, 2015 and 2014
(Expressed in United States dollars, except when otherwise indicated)

6.	Financial Instruments Risk

The carrying amounts of the Company’s financial assets and liabilities by category are summarized below.

	As at December 31
	2016	2015
Financial Assets	Loans and receivable (amortized cost)
Cash and cash equivalents	$15,044,742	$4,585,754
Trade and other receivables	8,263,447	8,987,392
Total financial assets	$23,308,189	$13,573,146

Financial Liabilities	Other liabilities (amortized cost)
Trade and other payables	$2,774,889	$1,906,703
Accrued liabilities	2,685,970	2,375,107
Total financial liabilities	$5,460,859	$4,281,810

Risk Management Objectives and Policies

The Company is exposed to various risks in relation to financial instruments. The Company’s chief operating decision makers actively maintain to secure the Company’s short to medium-term cash flows by minimizing the exposure to volatile financial markets. The Company does not actively engage in the trading of financial assets for speculative purposes nor does it write options. The main types of risk are credit risk, liquidity risk, currency risk and interest rate risk which are described below.

Credit Risk

Credit risk is the risk of a financial loss if a customer or counterparty to a financial instrument fails to meet its obligations under a contract. This risk primarily arises from the Company’s receivables from customers. The credit risk for cash and cash equivalents is considered negligible, since the counterparties are reputable banks with high quality external credit ratings.

The Company’s exposure to credit risk is dependent upon the characteristics of each customer. Each customer is assessed for creditworthiness, using third party credit scores and through direct monitoring of their financial well-being on a continual basis. In some cases, where customers fail to meet the Company's creditworthiness benchmark, the Company may choose to transact with the customer on a prepayment basis.

The Company does not have credit insurance or other financial instruments to mitigate its credit risk as management has determined that the exposure is minimal due to the composition of its customer base.

Pursuant to their respective terms, net trade and other receivables were aged as follows as at December 31, 2016 and 2015:

	As at December 31
	2016	2015
Current	$5,290,014	$4,821,076
0-30 days	2,359,118	1,134,743
31-60 days	379,692	447,414
Greater than 60 days	234,623	2,584,159
Total trade and other receivables	$8,263,447	$8,987,392

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2016, 2015 and 2014
(Expressed in United States dollars, except when otherwise indicated)

As at December 31, 2016, trade and other receivables of $2,764,054 (2015 - $4,062,381) were past due but not included in the allowance account for credit losses. These related to a number of independent customers including government organizations and militaries that have no recent history of default.

As at December 31, 2016, the Company’s trade accounts receivable are made up of approximately 9% (2015 - 22%) government trade receivables and the balance of the outstanding trade accounts receivable is spread over a large number of customers. The Company has assessed that the credit risk related to government trade receivables is low.

The Company regularly reviews the collectability of its trade and other receivables and establishes an allowance account for credit losses based on its best estimate of any potentially uncollectable accounts. As at December 31, 2016 and 2015, the allowance account for credit losses is summarized below.

	As at December 31
	2016	2015
Allowance balance, beginning of year	$103,935	$57,027
Net increase	105,444	46,908
Allowance balance, end of year	$209,379	$103,935

The Company manages credit risk relating to cash and cash equivalents by dealing with large banks and investing in highly liquid investments. The Company’s objective is to minimize its exposure to credit risk in order to prevent losses on financial assets by placing its investments in highly liquid investments such as guaranteed investment funds.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company has in place a planning and budgeting process which helps determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.

To manage this risk, the Company maintains credit facilities which provide access to funds in Canadian and/or U.S. dollars to meet short-term financing obligations (Note 13).

As at December 31, 2016, the liquidity and maturity timing of the Company’s financial assets totaling $23,308,189 (2015 - $13,573,146) were adequate for the settlement of the short-term financial liabilities of $5,460,859 (2015 - $4,281,810).

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. All of the Company’s financial liabilities have contractual maturities ranging from 30 to 60 days or are due on demand and are subject to normal trade terms, with the exception of the government repayment obligation as disclosed in Note 7. The Company’s commitments for future minimum payments beyond one year relate to lease agreements which are disclosed in Note 24.

Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates.

The Company’s exposures to currency risk primarily arise from its sales, purchases of raw materials and operating costs denominated in Canadian dollars (CAD) and Pounds Sterling (GBP). The Company also holds cash in CAD and GBP.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2016, 2015 and 2014
(Expressed in United States dollars, except when otherwise indicated)

The Company manages currency risk by holding cash in foreign currencies to support forecasted foreign currency denominated liabilities and does not use derivative instruments to reduce its exposure to foreign currency risk.

Foreign currency denominated financial assets and liabilities which expose the Company to currency risk are disclosed below. The amounts shown are translated into U.S. dollars at the year-end rate.

	CAD	GBP
As at December 31, 2016
Financial assets	$2,324,848	$258,840
Financial liabilities	(3,281,049)	(35,772)
Net financial (liabilities)/assets	$(956,201)	$223,068
As at December 31, 2015
Financial assets	$3,327,146	$304,987
Financial liabilities	(2,908,385)	(63,233)
Net financial assets	$418,761	$241,754

The sensitivity analysis of the Company’s foreign currency financial assets and liabilities held denominated in CAD and GBP as at December 31, 2016 and 2015 with regards to the USD/CAD exchange rate, the USD/GBP exchange rate and ‘all other things being equal’ is shown below. The sensitivity analysis assumes a change of 9% (2015 - 9%) in USD/CAD exchange rate and a change of 14% (2015 - 8%) in USD/GBP exchange rate. Both of these percentages have been determined based on the average market volatility in exchange rates in the previous 12 months.

A 9% (2015 - 9%) strengthening/(weakening) in the USD against the CAD would result in a loss/(gain) in net earnings and an increase/(decrease) in the net financial liabilities of approximately $86,058 (2015: $38,000 decrease in the net financial assets).

An 14% (2015 - 8%) strengthening/(weakening) in the USD against the GBP would result in a loss/(gain) in net earnings and a decrease/(increase) in the net financial assets of approximately $31,229 (2015 -$19,000).

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s acquisition loan subject to floating interest rates. The Company fully repaid its acquisition loan balance in 2015. As at December 31, 2016 and 2015, the interest rate risk for cash and cash equivalents was considered negligible. The Company does not enter into any interest rate swaps to mitigate interest rate risk.

7.	Government Contributions and Repayment Obligation

For the year ended December 31, 2016, the Company recorded government contributions of $1,494,466 (2015 - $1,309,671) as a reduction to product development expenses in the Consolidated Statements of Earnings and Comprehensive Income and $93,869 (2015 - $17,961) as a reduction to property and equipment costs.

The following summarizes the government assistance programs that the Company has entered into:

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2016, 2015 and 2014
(Expressed in United States dollars, except when otherwise indicated)

a) Strategic Aerospace & Defense Initiative I (“SADI I”)

The Company entered into an agreement, SADI I, with the Minister in September 2008 and subsequently amended in October 2011. The Company has claimed the maximum funding of Cdn$5,975,200 under this agreement as at December 31, 2012.

Starting in 2013, the Company is obligated to make annual repayments over the defined repayment period, with the following terms:

  The repayment period began January 1, 2013 and will continue for 15 years, or until such time as the maximum amount of Cdn$8,962,800 (representing 1.5 times the contributions received) of the actual amounts disbursed by the Minister (Cdn$5,975,200) is repaid, whichever occurs earlier.

  Annual repayment amounts under the SADI I repayment period are calculated based on a repayment rate of 0.75% multiplied by gross business revenue as defined in the SADI I agreement multiplied by the adjustment rate (based on the growth of gross business revenue over the previous year). The adjustment factor is based on year-over-year change of gross business revenue, as defined in the agreement.

For the year ended December 31, 2016, the Company calculated the SADI I repayment obligation to be $792,144 (2015 - $nil) which included accrued liabilities of $264,791 and long-term provisions of $527,353. The repayment amount was estimated pursuant to the repayment terms of the SADI I agreement and the Company’s accounting policy relating to repayment (Note 3.21). Based on annual actual sales for 2016 and management’s best estimates for forecast revenues between 2017 and 2028, the repayment amount of $792,144 is the present value of total estimated government repayments of approximately $1,416,000 to be made during the same periods. At the end of each reporting period, any adjustments to the government repayment obligation as a result of the changes in assumptions will be recorded in the Consolidated Statements of Earnings and Comprehensive Income.

b) Strategic Aerospace & Defense Initiative II (“SADI II”)

On March 28, 2013, the Company entered into another agreement, SADI II, with the Minister whereby the Minister will provide funding of 30% of eligible spending related to the research and development of the aerospace and defense technology development projects to a maximum funding amount of Cdn$13,270,265 for eligible costs starting from July 27, 2012 up to and including December 31, 2017. The Company is obligated to repay the funding over the SADI II defined repayment period.

For the year ended December 31, 2016, the Company recorded $1,399,297 (2015 - $1,294,432) as a reduction to product development expenses related to SADI II in the Consolidated Statements of Earnings and Comprehensive Income and $93,869 (2015 - $17,961) as a reduction to property and equipment costs related to SADI II.

As at December 31, 2016, the Company recorded Cdn$7,937,809 of the maximum funding amount of Cdn$13,270,265 under SADI II.

As at December 31, 2016, the Company recorded $328,814 (2015 - $625,380) in trade and other receivables related to reimbursements for eligible costs for SADI II.

For the year ended December 31, 2016, total cash received under SADI II was $1,768,424 (2015 -$1,271,648).

SADI II repayment is contingent on performance benchmarks established at the Company’s fiscal 2017 year-end and is capped at 1.5 times the contribution received (actual amounts disbursed by the Minister).

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2016, 2015 and 2014
(Expressed in United States dollars, except when otherwise indicated)

These amounts will be repaid over a period of 15 years, commencing in 2018. The annual repayment amount is calculated based on a percentage of gross business revenue as defined in the agreement multiplied by the adjustment rate (based on the growth of gross business revenue over the previous year).

For the year ended December 31, 2016, the Company calculated the SADI II repayment obligation to be $1,336,189 (2015 - $nil) which was included in long-term provisions. The repayment amount was estimated pursuant to the repayment terms of the SADI II agreement and the Company’s accounting policy relating to repayment (Note 3.21). Based on management’s best estimates for forecast revenues between 2018 and 2032, the repayment amount of $1,336,189 is the present value of total estimated government repayments of approximately $3,192,000 to be made during the same periods. At the end of each reporting period, any adjustments to the government repayment obligation as a result of the changes in assumptions will be recorded in the Consolidated Statements of Earnings and Comprehensive Income.

c) Industrial Research Assistance Program

In February 2016, the Company entered into an agreement with the National Research Council Canada (“NRC”) under its Industrial Research Assistance Program (“IRAP”) to provide funding in designing and modifying its ATOM product which forms part of the Satellite Communications segment. This project commenced on November 2, 2015 and the completion date has been extended to March 31, 2017 as a result of the amendment to the original agreement effective December 1, 2016. The NRC agreed to provide contributions to the Company up to a maximum of Cdn$150,000 in connection with certain labour costs incurred during the project phase.

For the year ended December 31, 2016, the Company recorded $95,169 (2015 - $15,239) as a reduction to product development expenses related to IRAP in the Consolidated Statements of Earnings and Comprehensive Income.

As at December 31, 2016, the Company recorded Cdn$145,010 of the maximum funding amount of Cdn$150,000 under IRAP.

As at December 31, 2016, the Company recorded $12,195 (2015 - $15,239) in trade and other receivables related to reimbursements for eligible costs for IRAP.

For the year ended December 31, 2016, total cash received under IRAP was $98,298 (2015 - $nil).

8.	Trade and Other Receivables

	As at December 31
	2016	2015
Trade receivables	$7,673,312	$7,856,262
Government receivables	341,008	640,620
Taxes receivable	231,905	490,145
Other receivables	17,222	365
	$8,263,447	$8,987,392

9.	Inventories

	As at December 31
	2016	2015
Parts and supplies	$9,170,132	$8,898,629
Work in process	821,049	726,848
Finished goods	3,498,887	4,416,818
Gross inventory balance (a)	$13,490,068	$14,042,295

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2016, 2015 and 2014
(Expressed in United States dollars, except when otherwise indicated)

Changes in the obsolescence provision of the years presented are as follows:

	As at December 31
	2016	2015
Obsolescence balance, beginning of year	$3,085,771	$2,998,031
Increase	112,126	398,020
Write-off	(170,183)	(310,280)
Obsolescence balance, end of year (b)	$3,027,714	$3,085,771

Net inventory balance, end of year (a-b)	$10,462,354	$10,956,524

For the year ended December 31, 2016, the Company recognized inventories of $20,814,731 (2015 -$21,359,273, 2014 - $21,731,504) as expenses (Note 4).

10.	Property and Equipment, net

		Furniture and	Leasehold
	Equipment	Fixtures	Improvements	Total
Cost
Balance, December 31, 2014	$1,788,330	$191,849	$737,783	$2,717,962
Additions	145,105	-	-	145,105
Write-off	(31,139)	-	-	(31,139)
Government contributions (Note 7)	(17,961)	-	-	(17,961)
Foreign exchange translation	(115,837)	(10,386)	-	(126,223)
Balance, December 31, 2015	$1,768,498	$181,463	$737,783	$2,687,744
Additions	414,675	19,127	-	433,802
Government contributions (Note 7)	(93,867)	-	-	(93,867)
Balance, December 31, 2016	$2,089,306	$200,590	$737,783	$3,027,679

Accumulated Depreciation
Balance, December 31, 2014	$1,083,322	$99,430	$679,232	$1,861,984
Depreciation for the year	288,036	25,923	35,144	349,103
Foreign exchange translation	(76,111)	(5,841)	-	(81,952)
Balance , December 31, 2015	$1,295,247	$119,512	$714,376	$2,129,135
Depreciation for the year	239,865	25,294	16,890	282,049
Balance, December 31, 2016	$1,535,112	$144,806	$731,266	$2,411,184

Net book value
Balance, December 31, 2015	$473,251	$61,951	$23,407	$558,609
Balance, December 31, 2016	$554,194	$55,784	$6,517	$616,495

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2016, 2015 and 2014
(Expressed in United States dollars, except when otherwise indicated)

11.	Intangible Assets, net

		Customer	Product
	Software	Relationships	Designs	Brand	Other	Total
Cost
Balance, December 31, 2014	$1,274,722	$5,265,703	$2,574,188	$1,076,746	$248,283	$10,439,642
Additions	48,181	-	-	-	-	48,181
Foreign exchange translation	(77,806)	(298,218)	(416,589)	(174,253)	(40,180)	(1,007,046)
Balance, December 31, 2015	$1,245,097	$4,967,485	$2,157,599	$902,493	$208,103	$9,480,777
Additions	28,516	-	-	-	-	28,516
Write-off	(38,300)	-	-	-	-	(38,300)
Balance, December 31, 2016	$1,235,313	$4,967,485	$2,157,599	$902,493	$208,103	$9,470,993

Accumulated Amortization
Balance, December 31, 2014	$858,487	$2,533,399	$504,112	$-	$183,308	$4,079,306
Amortization for the year	185,336	633,357	116,947	-	10,891	946,531
Foreign exchange translation	(39,607)	(108,718)	(90,649)	-	(30,576)	(269,550)
Balance, December 31, 2015	$1,004,216	$3,058,038	$530,410	$-	$163,623	$4,756,287
Amortization for the year	150,323	295,089	107,880	-	4,661	557,953
Write-off	(19,491)	-	-	-	-	(19,491)
Balance, December 31, 2016	$1,135,048	$3,353,127	$638,290	$-	$168,284	$5,294,749

Net book value
Balance, December 31, 2015	$240,881	$1,909,447	$1,627,189	$902,493	$44,480	$4,724,490
Balance, December 31, 2016	$100,265	$1,614,358	$1,519,309	$902,493	$39,819	$4,176,244

Brand has an indefinite life, which requires an impairment assessment annually at each financial year-end, or whenever events or changes in circumstances indicate that the carrying amount of Brand may not be recoverable.

For the purpose of the annual impairment testing, Brand is allocated to Sinclair Technologies, the cash-generating unit in which it belongs. The Company assesses Brand and goodwill together as part of the annual impairment test for Sinclair Technologies. The impairment test on Sinclair Technologies is further described in Note 12.

The impairment test performed resulted in no impairment of Brand as at December 31, 2016 and 2015.

12.	Goodwill

The movements in the gross and net carrying amount of goodwill are as follows:

Balance, December 31, 2014	$4,736,470
Foreign exchange translation	(638,719)
Balance, December 31, 2015 and December 31, 2016	$4,097,751

For the purpose of annual impairment testing, goodwill is allocated to Sinclair Technologies, the cash-generating unit in which goodwill belongs.

The recoverable amount of Sinclair Technologies was determined based on value in use calculations, covering a five-year forecast, followed by an extrapolation of expected cash flows for the remaining useful lives using growth rates for revenue estimated by management. The cash flow projection is based on the annual budget approved by the Board of Directors. The growth rate is approximately 0.68%. The present value of the expected cash flows was determined by applying a suitable discount rate, which was 19.2% for 2016.

The growth rates of revenue reflect the long-term average growth rates for the product lines and industry of the segment.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2016, 2015 and 2014
(Expressed in United States dollars, except when otherwise indicated)

The discount rate reflects appropriate adjustments relating to market risk and specific risk factors of the segment.

Management’s key assumptions to cash flow forecasting include moderately increasing net profit margins, based on past experience and current trends in the markets that the segment operates. The Company believes that this is the best available input for forecasting cash flows.

The recoverable amount of Sinclair Technologies based on value in use exceeds its carrying value by approximately $11.0 million.

The impairment test performed resulted in no impairment of goodwill as at December 31, 2016 and 2015.

Apart from the considerations in determining the value in use of the operating segment described above, the Company is not aware of any other probable changes that would necessitate changes in its key estimates. Sensitivity testing was conducted as a part of the 2016 annual test. If the discount rate used is increased by 1%, the recoverable amount of Sinclair Technologies would reduce by approximately $1.3 million, which is approximately $9.7 million above its carrying value.

13.	Credit Facilities

HSBC Bank Canada

On October 21, 2016, the Company renewed and amended its existing credit facilities with HSBC Bank Canada (the “Bank”). There have been no changes to the covenants from the prior year (Note 5).

The aggregate maximum outstanding balance under the Operating Loan, Import Loan and Guarantee Loan outlined below is the lesser of $3.0 million and the margin requirement calculated based on certain assets of the Company. The following summarizes the Company’s credit facilities extended by the Bank as at December 31, 2016:

  Revolving operating loan of $3.0 million (“Operating Loan”), secured, bearing interest at the Bank’s prime rate plus 0.5% per annum, repayable on demand.

  Revolving loan of Cdn$2.5 million (“Import Loan”), secured, subject to certain bank fees, repayable on demand.

  Standby letter of credit facility of $1.5 million (“Guarantee Loan”), secured, subject to certain bank fees, repayable on demand.

  Revolving foreign exchange loan of Cdn$360,000 (“Foreign Exchange Loan”), secured, repayable on demand.

  Other corporate loan of Cdn$200,000, secured, subject to certain bank fees, repayable on demand.

The above facilities are secured by the assets of the Company under a general security agreement.

As at December 31, 2016, the Company had access to undrawn credit facilities for approximately $3.0 million (2015 - $3.2 million).

HSBC Bank USA
The Company has an additional revolving demand note with HSBC Bank USA in the principal amount of $500,000 subject to an interest rate at the HSBC Bank USA’s prime rate plus 1.5% per annum and

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2016, 2015 and 2014
(Expressed in United States dollars, except when otherwise indicated)

repayable on demand. As at December 31, 2016 and 2015, the Company had no borrowing outstanding with respect to the revolving demand note.

As at December 31, 2016 and 2015, the Company was in compliance with its externally imposed covenants.

14.	Acquisition Loan

On December 22, 2010, the Company secured a non-revolving acquisition loan of Cdn$13,200,000 or US$12,000,000 with the Bank subject to an interest rate at the Bank’s banker’s acceptance rate plus an applicable spread for amounts outstanding in Canadian dollars and/or the Bank’s LIBOR rate plus an applicable spread for amounts outstanding in U.S. dollars. The acquisition loan was repayable in full within 48 months of the date of the initial advance, January 21, 2011. A portion of the loan is repayable in Canadian dollars and the remaining loan is repayable in U.S. dollars.

On July 3, 2013, the Company renewed and amended its existing acquisition loan agreement with the Bank. The acquisition loan was extended for three years, ending on June 30, 2016. As a result, monthly principal repayments were reduced to $160,000 (previously $250,000), with an applicable interest rate spread ranging from 0.5% to 3.5% (previously 1% to 4%) depending on the Company’s funded debt to EBITDAS ratio determined on a rolling 12 month basis based on the Company’s consolidated financial statements.

During the year ended December 31, 2015, the Company fully repaid its loan balance by making principal repayments totaling $2,286,762 against the acquisition loan.

15.	Trade and other payables

	As at December 31
	2016	2015
Trade payables	$2,773,328	$1,906,703
Taxes payable	1,561	-
	$2,774,889	$1,906,703

16.	Warranty Provision

A provision is recognized for expected warranty claims on certain products sold during the last two to five years, based on past experience of the level of repairs and returns. It is expected that most of these costs will be incurred in the 2017 financial year and all will have been incurred within two to five years of the reporting date. Assumptions used to calculate the provision for warranties are based on current sales levels and current information available about returns based on the two to five year warranty period.

Balance, December 31, 2014	$766,371
Warranty additions	688,059
Warranty used/expired	(506,748)
Balance, December 31, 2015	$947,682
Warranty additions	424,071
Warranty used/expired	(502,494)
Balance, December 31, 2016	$869,259

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2016, 2015 and 2014
(Expressed in United States dollars, except when otherwise indicated)

17.	Issued Capital

a) Authorized: Unlimited number of common shares without par value

On May 8, 2013, the shareholders of the Company voted and approved the increase of the Company’s authorized capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value.

b) Shares issued and outstanding

On January 16, 2015, the Company consolidated its outstanding common shares on the basis of one new common share for every ten existing common shares. As no fractional common shares were issued in connection with the share consolidation and any fractional shares that resulted from the share consolidation were rounded to the nearest whole number, the 58,316,532 pre-consolidation common shares issued and outstanding were reduced to 5,831,658 common shares on a post-consolidated basis.

These consolidated financial statements reflect the share capital consolidation and earnings per share on a retroactive basis. The following sections reflect the effects of the share capital consolidation on the number of common shares, options and restricted share units.

Total shares issued and outstanding as at December 31, 2016 were 5,848,808 (2015 - 5,831,658) at a book value of $40,016,360 (2015 - $39,850,648).

During 2016, 53,500 share purchase options (2015 - nil) were exercised at a weighted average exercise price of Cdn$5.73 and were converted into 17,150 shares, of which 50,000 share purchase options were cashless. Proceeds of $12,723 were credited to share capital and $152,989 was reclassified from contributed surplus to share capital.

c) Share purchase option plan

In 2015, the Company renewed its Share Purchase Option Plan dated May 9, 2012 (the “Plan”) and it was approved at the Annual General Meeting on May 6, 2015 by ordinary resolution as required by the policies of the TSX. The terms of the Plan remain unchanged.

Under the Plan, any increase in the number of outstanding common shares of the Company will result in an increase in the number of common shares that are available to be issued under the Plan in the future, and any exercise of an option previously granted will result in an additional grant being available under the Plan. All validly outstanding options existing on May 9, 2012 were counted for the purposes of calculating what may be issued under the Plan.

The Company has reserved 583,166 common shares under the Plan, of which 566,016 remain available. The Plan provides for the granting of share purchase options at the fair market value of the Company’s shares on the grant date, generally with a vesting period of two years and expiry of five years from the grant date. The expiration period may be extended to a maximum of ten years subject to the Board of Directors’ approval.

During 2016, a total of 77,242 share purchase options were granted at a weighted average exercise price of Cdn$6.42 and weighted average fair value of Cdn$1.79, which included 41,137 share purchase options granted to Directors and senior management at an average exercise price of Cdn$6.25 and fair value of Cdn$1.74 per option.

During 2015, a total of 56,552 share purchase options were granted at a weighted average exercise price of Cdn$6.55 and weighted average fair value of Cdn$2.10, which included 14,642 share purchase options

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2016, 2015 and 2014
(Expressed in United States dollars, except when otherwise indicated)

granted to Directors and senior management at an average exercise price of Cdn$6.55 and fair value of Cdn$2.10 per option.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models may not necessarily provide a reliable measure of the fair value of the Company’s share purchase options. The weighted average assumptions used to estimate the fair value of options granted during the years ended December 31, 2016, 2015 and 2014 were as follows:

	Year ended December 31
	2016	2015	2014
Risk-free interest rate	0.66%	0.63%	1.33%
Expected life	3.1 years	3.1 years	3.1 years
Vesting period	2 years	1.9 years	1.8 years
Expected volatility	39%	46%	49%
Expected dividends	Nil	Nil	Nil
Average fair value	Cdn$1.79	Cdn$2.10	Cdn$1.85
Forfeiture rate	22%	18%	18%

The exercise price of all share purchase options granted during the period is equal to the closing market price at the grant date. The Company calculated share-based payment from the vesting of share purchase options using the Black-Scholes option pricing model with assumptions noted above and recorded related compensation expense as follows for the years ended December 31, 2016, 2015 and 2014:

	Year ended December 31
	2016	2015	2014
Share-based payments - options	$45,241	$45,980	$67,639

Share purchase options outstanding as at December 31, 2016, 2015 and 2014 were as follows:

		Weighted
		average exercise
Share purchase options outstanding	Number of options	price Cdn$
Balance, December 31 2014	214,162	$5.91
Granted	56,552	$6.55
Expired	(18,367)	$6.57
Forfeited	(22,533)	$5.82
Balance, December 31, 2015	229,814	$6.03
Granted	77,242	$6.42
Exercised	(53,500)	$5.73
Expired	(37,925)	$7.66
Forfeited	(19,060)	$6.45
Balance, December 31, 2016	196,571	$5.90

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2016, 2015 and 2014
(Expressed in United States dollars, except when otherwise indicated)

The following table summarizes information pertaining to the Company’s share purchase options outstanding at December 31, 2016:

	Options outstanding			Options exercisable
Range of	Number of	Weighted average	Weighted	Number of	Weighted average
exercise	options	remaining contractual	average exercise	options	exercise price
prices Cdn$	outstanding	life (years)	price Cdn$	exercisable	Cdn$
$0 to $4.99	16,600	0.66	$4.81	16,600	$4.81
$5.00 to $9.99	177,471	2.88	$5.94	74,483	$5.33
$10.00 to 14.99	2,500	4.84	$10.70	-	$-
	196,571	2.72	$5.90	91,083	$5.24

The following table summarizes information pertaining to the Company’s share purchase options outstanding at December 31, 2015:

	Options outstanding			Options exercisable
Range of	Number of	Weighted average	Weighted	Number of	Weighted average
exercise	options	remaining contractual	average exercise	options	exercise price
prices Cdn$	outstanding	life (years)	price Cdn$	exercisable	Cdn$
$0 to $4.99	40,600	1.11	$4.81	40,100	$4.80
$5.00 to $9.99	189,214	2.38	$6.29	107,756	$6.50
	229,814	2.15	$6.03	147,856	$6.04

d) Restricted Share Unit Plan

On May 9, 2012, the shareholders of the Company approved the adoption of a Restricted Share Unit (“RSU”) Plan as part of a new long-term incentive plan developed to attract and retain the Company’s employees. This RSU Plan is valid for ten years after the date of adoption. Upon vesting, the participants will receive one common share for each RSU share held. The only performance condition is the lapse of time and that the participant remains in the Company’s employment for the specified period.

On May 6, 2016, the Company granted 54,643 RSUs with a fair value of Cdn$7.00 per share which included 45,684 units issued to Directors and senior management. The employee and senior management RSUs vest in three equal installments on May 5, 2017, May 4, 2018 and November 9, 2018. The Director RSUs are vested in two equal installments on November 11, 2016 and May 5, 2017.

On August 10, 2015, the Company granted 1,725 RSUs to a Director with a fair value of Cdn$6.10 per share. The RSUs vest in two equal installments on November 6, 2015 and May 6, 2016.

On May 8, 2015, the Company granted 66,491 RSUs with a fair value of Cdn$5.90 per share which included 56,291 units issued to Directors and senior management. The employee and senior management RSUs vest in three equal installments on May 6, 2016, May 5, 2017 and November 10, 2017. The Director RSUs vest in two equal installments on November 6, 2015 and May 6, 2016.

The granting of RSUs is considered an equity-settled share-based payment transaction. The fair value of the grant was determined by multiplying the Company’s share price at grant date by the number of RSUs granted. The resulting fair value is adjusted by an estimated forfeiture rate of 22% and recognized over the vesting period. Since there are typically two or three vesting periods, the recognition of expenses is front loaded with most of the expenses recognized during the first period.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2016, 2015 and 2014
(Expressed in United States dollars, except when otherwise indicated)

The measurement of the compensation expense is recorded as a charge to operating expenses over the vesting period of the RSUs, with a corresponding increase in contributed surplus. The compensation expenses for the reporting periods are shown as follows:

	Year ended December 31
	2016	2015	2014
Share-based payments - RSUs	$225,402	$201,896	$204,425

The following table summarizes information pertaining to the Company’s RSUs outstanding at December 31, 2016 and 2015:

No. of units
Balance, December 31, 2014	72,554
Granted	68,216
Vested	(60,513)
Forfeited	(3,220)
Balance, December 31, 2015	77,037
Granted	54,643
Vested	(31,807)
Forfeited	(4,330)
Balance, December 31, 2016	95,543

18.	Treasury Shares

The Company purchases common shares in the open market to provide shares to participants of RSUs at applicable vesting dates. These shares are held by a third party trustee to be released to participants at future vesting dates of the RSUs. During 2016, the Company recorded a related share purchase cost of $1,048 (2015 - $1,107, 2014 - $4,501).

The following table summarizes information pertaining to treasury shares outstanding at December 31, 2016 and 2015:

No. of shares
Balance, December 31, 2014	65,476
Shares issued upon RSU vesting	(60,513)
Shares purchased to settle the RSUs	59,738
Balance, December 31, 2015	64,701
Shares issued upon RSU vesting	(31,807)
Shares purchased to settle RSUs	46,638
Balance, December 31, 2016	79,532

As at December 31, 2016, these treasury shares held by a trustee had a market value of approximately $629,000 (Cdn$845,000).

19.	Earnings per Share

On January 16, 2015, the Company consolidated its outstanding common shares on the basis of one new common share for every ten existing common shares and therefore the earnings per share (“EPS”) calculation reflects the impact of the share capital consolidation on a retroactive basis.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2016, 2015 and 2014
(Expressed in United States dollars, except when otherwise indicated)

The reconciliation of the numerators and denominators of the basic and diluted EPS calculations was as follows for the years ended December 31, 2016, 2015 and 2014:

	Year ended December 31
	2016	2015	2014
Numerator
Net earnings	$3,280,222	$8,650,231	$4,194,755

Denominator
Weighted average number of shares outstanding used to compute basic EPS	5,767,971	5,758,179	5,757,518
Dilution from RSUs and exercise of stock options	129,383	19,440	3,954
Weighted average number of sharesoutstanding used to compute diluted EPS	5,897,354	5,777,619	5,761,472

Net earnings per share
Basic	$0.57	$1.50	$0.73
Diluted	$0.56	$1.50	$0.73

The calculation of assumed exercise of share purchase options includes the effect of the dilutive options. Where their effect was anti-dilutive because their exercise prices were higher than the average market price of the Company’s common shares at the end of the periods shown in the table, assumed exercise of those particular share purchase options was not included.

20.	Income Taxes

a) Income Tax Expense

The income tax expense differs from the expected expense if the Canadian federal and provincial statutory income tax rates were applied to earnings from operations before income taxes. The principal factors causing these differences are shown below:

	Year ended December 31
	2016	2015	2014
Earnings before income taxes	$4,490,788	$4,768,677	$3,701,232
Statutory tax rate	26.25%	26.25%	26.00%
Calculated tax payable	1,178,832	1,251,778	962,320
Increase/(decrease) resulting from:
Foreign tax rate difference	(18,587)	(66,437)	345,031
Effect of statutory rate change	-	(18,090)	(22,832)
Non-allowable (non-taxable) income	-	61,163	(814,466)
Recognition of current and previously unrecognized ITC	(67,035)	(3,075,099)
Previously unrecognized deferred income tax assets	-	(1,714,214)	(515,886)
Permanent differences	66,769	(254,587)	(279,168)
Other	50,587	(66,068)	(168,522)
Income tax expense/(recovery)	$1,210,566	$(3,881,554)	$(493,523)

Current income tax expense/(recovery)	$12,671	$(66,068)	$(214,355)
Deferred income tax expense/(recovery)	1,197,895	(3,815,486)	(279,168)
Income tax expense/(recovery)	$1,210,566	$(3,881,554)	$(493,523)

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2016, 2015 and 2014
(Expressed in United States dollars, except when otherwise indicated)

b) Deferred Income Tax Assets and Liabilities

The tax effects of the temporary differences that give rise to deferred income tax assets are presented below:

	As at December 31
	2016	2015
Scientific research and experimental development pool	$956,025	$2,317,868
Capital assets	651,979	927,055
Temporary differences in working capital	1,636,646	1,109,390
Deferred income tax assets	3,244,650	4,354,313
Deferred income tax liabilities	(2,058,743)	(2,135,465)
Net deferred income tax assets	$1,185,907	$2,218,848

The tax effect of the temporary differences that give rise to unrecognized tax assets are presented below:

	As at December 31
	2016	2015
Non-capital loss carry forwards	$3,206,757	$4,015,851
Capital assets	1,258,923	2,022
Eligible capital property	108,772	125,762
Net capital loss carry forwards	2,723,674	2,771,304
Unrecognized deferred income tax assets	$7,298,126	$6,914,939

c) Investment Tax Credits

At December 31, 2016, the Company’s federal and provincial investment tax credits available to reduce future Canadian federal and provincial taxes payable were approximately $3,596,067 and $1,224,118 respectively. The amounts expire as follows:

	Federal	Provincial
	investment tax	investment tax
	credits	credits
2017	$-	$209,562
2018	-	131,708
2019	5,772	86,724
2020	-	171,357
2021 and after	3,590,295	624,767
Total	$3,596,067	$1,224,118

d) Scientific and Experimental Development Expenditures and Loss Carry Forwards

The Company has accumulated a Scientific Research and Experimental Development (“SR&ED”) expenditures pool that is available for an indefinite carry forward period with discretionary deductions of approximately $3,642,000. Management has assessed that these tax credits and the SR&ED pool will be utilized before they expire.

The Company also had available approximately $20,750,000 of net capital losses to be applied against future capital gains. The tax effect of these carry forwards has not been recorded in the consolidated financial statements as management assessed the likelihood of their utilization at less than probable.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2016, 2015 and 2014
(Expressed in United States dollars, except when otherwise indicated)

As at December 31, 2016, the Company had approximately $6,220,000 of net operating losses relating to Norsat International (America), Inc. The amount consists of losses accumulated from 2006 to 2016 and will expire from 2026 to 2036. The tax effect of these carry forwards has not been recorded in the consolidated financial statements as management assessed the likelihood of their utilization at less than probable.

As at December 31, 2016, the Company had approximately $1,569,000 (£1,272,000) of loss carry forwards accumulated from 2005 to 2016 available to reduce future years' income for income tax purposes relating to Sinclair Technologies Ltd. in the United Kingdom. The tax effect of these carry forwards has not been recorded in the consolidated financial statements as management assessed the likelihood of their utilization at less than probable.

As at December 31, 2016, the Company had approximately $14,355,000 (CHF14,127,000) of loss carry forwards relating to Norsat S.A. The amount consists of losses accumulated from 2009 to 2016 that will expire between 2017 and 2022. In November 2016, the Company received a Notice of Assessment from the Swiss tax authority relating to the 2014 taxation year. The assessment increased Norsat S.A.’s taxable income by approximately $8,200,000 (CHF 8,092,000). Norsat S.A. has sufficient accumulated losses to absorb the assessed increase in taxable income, reducing the tax liability to nil for 2014. The Company believes that the filing position that Norsat S.A. adopted for 2014 is appropriate and sound. As such, the Company is in the process of vigorously defending Norsat S.A.’s tax filing position. As at December 31, 2016, the loss carry forward balance relating to Norsat S.A. does not include the potential losses used to absorb the assessed increase in taxable income. The tax effect of the carry forwards has not been recorded in the consolidated financial statements as management is currently in the process of winding up this entity and management assessed the likelihood of their utilization at less than probable.

21.	Segmented Information

The Company’s business operates primarily through two operating segments – Sinclair Technologies and Satellite Communications.

These operating segments are monitored by the Company’s chief operating decision makers, and strategic decisions are made on the basis of segment operating results.

Sinclair Technologies has over 2,000 products including Base Station Antennas, Mobile/Transit Antennas, Covert Antennas, Filters, Receiver Multi-couplers and Accessories. Sinclair Technologies’ two main product lines are antennas and filters.

The Satellite Communications segment designs, develops and markets portable satellite systems, related accessories and services. This segment also designs, develops and markets receivers, transmitters and power amplifiers.

The products of Satellite Communications are designed to interoperate with geostationary satellites orbiting the earth. The products permit users to establish a broadband communications link (up to 10 Mbps) between any two points on earth. This broadband communications link is capable of transporting a broad range of content including voice, data and moving video.

The Company’s operating segments are strategic business units that offer different products and services. They are managed separately because each business is in a different stage in its life cycle and they require different marketing strategies.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2016, 2015 and 2014
(Expressed in United States dollars, except when otherwise indicated)

The following tables set forth sales and gross profit information by operating segments for the years ended December 31, 2016, 2015 and 2014:

	Year ended December 31
	2016	2015	2014
Sales to external customers
Sinclair Technologies	$19,953,192	$18,831,051	$21,700,441
Satellite Communications	18,087,967	17,268,560	14,478,739
	$38,041,159	$36,099,611	$36,179,180

Gross profit
Sinclair Technologies	$9,696,949	$8,621,685	$8,584,485
Satellite Communications	7,446,559	6,024,773	5,794,311
	$17,143,508	$14,646,458	$14,378,796

The following table provides assets information by operating segments as at December 31, 2016 and 2015:

	Sinclair	Satellite
	Technologies	Communications	Consolidated
As at December 31, 2016
Total assets related to operations	$26,378,424	$22,621,377	$48,999,801
Property and equipment, net	$174,055	$442,440	$616,495
Intangible assets, net	$4,090,936	$85,308	$4,176,244

As at December 31, 2015
Total assets related to operations	$21,802,701	$19,706,423	$41,509,124
Property and equipment, net	$184,912	$373,697	$558,609
Intangible assets, net	$4,612,041	$112,449	$4,724,490

The Company generated revenues from external customers located in the following geographic locations:

	Year ended December 31
	2016	2015	2014

United States	$23,532,641	$20,135,134	$21,875,451
Europe and other	11,041,306	11,835,165	9,080,214
Canada	3,467,212	4,129,312	5,223,515
	$38,041,159	$36,099,611	$36,179,180

Substantially all of the Company’s property and equipment, intangible assets and goodwill are located in Canada.

Economic dependence:

For the year ended December 31, 2016, one customer (2015 - one customer) of the Sinclair Technologies segment and one customer (2015 - nil) of the Satellite Communications operating segment represented 11% (2015 - 10%) and 10% (2015 - nil) of the Company’s consolidated revenue, respectively.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2016, 2015 and 2014
(Expressed in United States dollars, except when otherwise indicated)

22.	Supplemental cash flow and other disclosures

	Year ended December 31
	2016	2015	2014
Changes in non-cash working capital:
Trade and other receivables	$369,207	$(1,127,896)	$(837,023)
Inventories	504,602	(935,807)	(873,607)
Prepaid expenses and other	63,933	29,615	134,570
Trade and other payables	860,146	(857,126)	780,467
Accrued liabilities	32,627	(120,381)	699,071
Warranty provision	(78,423)	162,502	(30,626)
Deferred revenue	953,931	(855,518)	590,859
	$2,706,023	$(3,704,611)	$463,711
Supplementary information:
Interest (received)/paid	$(15,950)	$20,572	$114,602

23.	Related Party Transactions

The following table discloses the compensation amount of the Board of Directors and key management personnel in the ordinary course of their employment recognized as an expense during the reporting periods. Key management personnel include the Company’s President and Chief Executive Officer, Chief Financial Officer and General Manager.

	Year ended December 31
	2016	2015	2014
Directors' fees	$94,587	$99,441	$120,077
Short-term employee benefits	1,088,911	1,014,519	1,053,923
Share-based payments	225,998	187,073	214,534
Total	$1,409,496	$1,301,033	$1,388,534

Employment agreements with key management personnel provide for termination and change in control benefits if employment is terminated without cause or key management personnel resign for good reasons as defined in the employment agreements. Generally, key management personnel are entitled to 6 to 24 months of base salary, accrued and unpaid base salary, vacation, car allowance and expenses, annual performance bonus, and an amount calculated in lieu of their continued participation in the Company’s benefit and pension plans. No provision for termination and change in control benefits of key management personnel was made as at December 31, 2016 (2015 - $nil).

24.	Commitments and Contingencies

Future minimum payments as at December 31, 2016 under loan commitments, purchasing commitments and operating lease obligations for each of the next five calendar years are as follows:

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2016, 2015 and 2014
(Expressed in United States dollars, except when otherwise indicated)

	Inventory purchase	Operating lease
	obligations	obligations	Total
2017	$2,596,093	$667,610	$3,263,703
2018	-	653,255	653,255
2019	-	518,889	518,889
2020	-	360,214	360,214
2021 and after	-	334,909	334,909
	$2,596,093	$2,534,877	$5,130,970

During 2016, the Company renewed its operating lease agreements related to certain office premises. The Company has operating lease commitments extending to November 2021. The Company also enters into purchase commitments, including inventory purchase obligations in the normal course of business as disclosed above.

Legal Proceedings

From time to time, the Company may be involved in legal proceedings relating to certain potential claims. Management is of the opinion, based on legal assessment and information available, that it is not probable that any liability would be material in relation to the Company’s Consolidated Statements of Financial Position.